Exhibit 3

23 March 2016

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 23 March 2016 it purchased 200,000 of its ordinary shares at a price of 1622.8530 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 34,945,240 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,294,425,064 (excluding shares to be held in treasury).